UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 21, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

communiqué de presse

Press Release
Paris and New Delhi, July 20, 2015

Orange and Bharti Airtel International (Netherlands) BV (“Airtel”) enter an exclusive agreement concerning four Airtel subsidiaries in Africa

Orange and Airtel have entered into an exclusive agreement to explore the possible acquisition by Orange of Airtel’s subsidiaries in Burkina Faso, Chad, Congo Brazzaville and Sierra Leone.

There is no certainty of any binding agreement as a result of these discussions.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and 155,000 employees worldwide at 31 March 2015, including 98,000 employees in France. Present in 29 countries, the Group has a total customer base of 247 million customers worldwide at 31 March 2015, including 188 million mobile customers and 16 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customers’ needs at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

About Airtel

Bharti Airtel International (Netherlands) BV is a subsidiary of Bharti Airtel Limited.

Bharti Airtel Limited is a leading global telecommunications services provider with operations in 20 countries across Asia and Africa. Headquartered in New Delhi, India, the Company is the third largest mobile operator in the world by subscribers. In India, the Company's product offerings include 2G, 3G and 4G wireless services, m-commerce, fixed line services, high speed DSL broadband, IPTV, DTH, and Enterprise services including national & international long distance services to carriers. In other geographies, it offers 2G, 3G, 4G and m-commerce services. Bharti Airtel had over 328 million customers across its operations at the end of May 2015. For more information visit, www.airtel.com

Press Contacts:

For Orange +33 1 44 44 93 93 Tom Wright; tom.wright@orange.com Olivier Emberger; olivier.emberger@orange.com	For Airtel Raza Khan; raza.khan@bharti.in Ashutosh Sharma; ashutosh.s@bharti.in

ORANGE

Date: July 21, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations